UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                           SCOPUS VIDEO NETWORKS LTD.
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                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 1.40 PER SHARE
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                         (Title of Class of Securities)

                                    M8260H106
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                                 (CUSIP Number)

                                  Shlomo Heller
                              Koor Industries Ltd.
                                 Telrad Building
                               14 Hamelacha Street
                                    Park Afek
                           Rosh Ha'ayin, 48091, Israel
                                 +972 3 900 8420
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 16, 2005
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. M8260H106

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     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Koor Corporate Venture Capital LP
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |X|
--------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS

              OO
--------------------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Israel
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                   7       SOLE VOTING POWER

                           2,960,223*

   NUMBER OF  ------------------------------------------------------------------
    SHARES
 BENEFICIALLY      8       SHARED VOTING POWER
   OWNED BY
     EACH                  - 0 -
   REPORTING  ------------------------------------------------------------------
    PERSON
     WITH          9       SOLE DISPOSITIVE POWER

                           2,960,223*
              ------------------------------------------------------------------

                   10      SHARED DISPOSITIVE POWER

                           - 0 -
--------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,960,223*
--------------------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)   |_|

--------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              22.6%
--------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------

* See Item 5 below.

                                  SCHEDULE 13D

CUSIP No. M8260H106

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     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Koor Industries Ltd.
--------------------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |X|
--------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) |_|

--------------------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Israel
--------------------------------------------------------------------------------

                   7       SOLE VOTING POWER

                           75,000*

   NUMBER OF  ------------------------------------------------------------------
    SHARES
 BENEFICIALLY      8       SHARED VOTING POWER
   OWNED BY
     EACH                  2,960,223*
   REPORTING  ------------------------------------------------------------------
    PERSON
     WITH          9       SOLE DISPOSITIVE POWER

                           75,000*
              ------------------------------------------------------------------

                   10      SHARED DISPOSITIVE POWER

                           2,960,223*
--------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,035,223*
--------------------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)   |_|

--------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.2%
--------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------

* See Item 5 below.

Item 1.   Security and Issuer

         The class of securities to which this Statement relates is the ordinary shares, par value NIS 1.40 per share (the "Ordinary Shares"), of Scopus Video Networks Ltd., a company organized under the laws of the State of Israel (the "Issuer"), whose principal executive offices are located at 10 Ha'amal Street, Park Afek, Rosh Ha'ayin 48092, Israel.

Item 2.  Identity and Background

          (a)-(c), (f)This Statement is filed by Koor Industries Ltd. ("Koor"), an Israeli corporation, and by Koor Corporate Venture Capital LP ("Koor CVC"), an Israeli partnership controlled by Koor. The principal executive offices for both Koor and Koor CVC are located at 14 Hamelacha Street, Park Afek, Rosh Ha'ayin 48091, Israel. Koor is a multi-industry holding company engaged through its direct and indirect wholly and partially owned subsidiaries and affiliates in the following core businesses: telecommunications, defense, agrochemicals and investments in start-ups in the fields of telecommunication and life science. Koor is also involved in tourism, real estate and international trade businesses. Koor CVC is a venture capital partnership established in January 2000 by Koor and Koor Investments Ltd., a wholly-owned subsidiary of Koor, to conduct Koor's investment activities in venture capital funds and high-tech start up companies. The names, business addresses, present principal occupation or employment (and names, principal businesses and addresses of places of additional employment) and citizenship of the executive officers and directors of each of Koor and Koor CVC are set forth in Annex A hereto and incorporated herein by reference.

          (d)-(e) Neither Koor, Koor CVC nor, to the best of their knowledge, any of their respective executive officers and directors listed on Annex A hereto, have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

          The aggregate amount of funds used by Koor CVC in acquiring the 2,960,223 Ordinary Shares referred to in Item 5 was U.S.$8,000,000. Such funds were made available to Koor CVC through a loan from Koor against a Capital Note issued by Koor CVC in favor of Koor.

          The aggregate amount of funds used by Koor in acquiring the 75,000 Ordinary Shares referred to in Item 5 was U.S.$525,000. Koor used its working capital as the source of these funds.

Item 4.  Purpose of Transaction

         The Issuer was a subsidiary of Tadiran Ltd., a subsidiary of Koor ("Tadiran"), since 1995. On February 15, 2000, Tadiran sold its holdings in the Issuer (2,960,223 Ordinary Shares) to Koor CVC.

         In connection with the Issuer's initial public offering in December 2005, Koor purchased 75,000 Ordinary Shares from the Issuer.

         Koor and Koor CVC acquired and continue to hold the Ordinary Shares reported herein for investment purposes. Koor, which holds its 75,000 Ordinary Shares as part of its liquid assets investment portfolio, and Koor CVC intend to review their investment in the Ordinary Shares on a regular basis and, depending upon changes in their analysis of the Issuer, general economic and market conditions, investment opportunities and other factors Koor and Koor CVC may at any time determine to increase or decrease the amounts of their investments in the Ordinary Shares.

         Neither Koor nor Koor CVC have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange; (i) a class of equity securities of the Issuer becoming ineligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) (i) Koor CVC is the direct beneficial owner of 2,960,223 Ordinary Shares or approximately 22.6% of the outstanding Ordinary Shares of the Issuer, based on 13,103,018 Ordinary Shares outstanding as of December 16, 2005, the date the Issuer's initial public offering was completed.

                  (ii) Koor is the direct beneficial owner of 75,000 Ordinary Shares and the indirect beneficial owner of 2,960,223 Ordinary Shares for an aggregate amount of 3,035,223 Ordinary Shares, or approximately 23.2% of the outstanding Ordinary Shares of the Issuer, based on 13,103,018 Ordinary Shares outstanding as of December 16, 2005, the date the Issuer's initial public offering was completed.

         (b) (i) Koor CVC has sole voting and dispositive power with respect to the 2,960,223 Ordinary Shares beneficially owned by it.

                  (ii) Koor has sole voting and dispositive power with respect to the 75,000 Ordinary Shares beneficially owned by it and shared voting and dispositive power with respect to the 2,960,223 Ordinary Shares beneficially owned by Koor CVC.

         (c) Neither Koor nor Koor CVC has effected any transaction in the Ordinary Shares during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no present contracts, arrangements, understandings or relationships (legal or otherwise) between Koor or Koor CVC and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

         Exhibit 99.1.     Joint Filing Agreement.

                                    SIGNATURE

             After reasonable inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this statement is true, complete and correct.


Dated: March 14, 2006


                                            KOOR INDUSTRIES LTD.


                                            By:      /s/ Shlomo Heller
                                               ---------------------------------
                                                  Name:  Shlomo Heller
                                                  Title: General Counsel


                                            KOOR CORPORATE VENTURE CAPITAL


                                            By:      /s/ Ran Maidan
                                               ---------------------------------
                                                  Name:  Ran Maidan
                                                  Title: CFO

                                                                         ANNEX A

                        Executive Officers and Directors
                        --------------------------------

Koor Industries Ltd.

           Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of Koor Industries Ltd. ("Koor"). Unless otherwise indicated, each person identified below is employed by Koor. The principal address of Koor, and unless otherwise indicated below, the current business address for each individual listed below, is 14 Hamelacha Street, Park Afek, Rosh Ha'ayin 48091, Israel.


 Name, Position with Koor                           Present Principal Occupation
   and Business Address                                     or Employment                          Citizenship
----------------------------------------    -----------------------------------------------    ---------------------
1.     Charles R. Bronfman                   Director, Chairman of the Board                    Canada
         Chairman of the Board               of Claridge Israel L.L.C.

       Seagram Building
       375 Park Avenue
       New York, NY  10152

2.     Rolando Eisen                         Member of the Board of Mercantile                  Israel
         Director                            Discount Bank Ltd., IDB Holdings Ltd.,
                                             Healthcare Technologies Ltd.
       2a Gaiger Street
       N'vey Avivim
       Tel Aviv 69341
       Israel

3.     Paulette Eitan                        Managing Director of Paulette Eitan,               Israel
         Director                            Business Planning Services Ltd.

       6 Mazada Street
       Herzlia Pituah 46750
       Israel

4.     Ron Feinstein                         Chairman of the Board of Sheraton                  Israel
         Director                            Moriah Israel Ltd.

       22 Maze Street
       Tel Aviv
       Israel

5.     Andrew Hauptman                       President of Andell Inc.                           United States
         Director

       10877 Wilshire Blvd.
       Suite 2200
       Los Angeles, CA 90024
       USA

6.     Chemi Peres                           Managing Director of                               Israel
         Director                            Pitango Venture Capital

       11 Ha'Menofim Street
       Herzlia Pituah 46725
       Israel

7.     Dan Propper                           Managing Director and Chief Executive              Israel
         Director                            Officer of the Osem Group of Companies

       61 Jabotinski Street
       Petah Tikva 49517
       Israel

8.     David Rubner                          Chairman and Chief Executive Officer               Israel
         Director                            of Rubner Technology Ventures Ltd.

       11 Ha'Amal Street
       Park Afek,
       Rosh Ha'ayin 48092
       Israel

9.     Gabriella Shalev                      President and Rector at Ono Academic               Israel
         Director                            College

       9 Ha'Hardufim Street
       Even Yehuda 40500
       Israel

10.    Jonathan Kolber                       Chief Executive Officer of Koor                    Canada and Israel
         Chief Executive Officer

11.    Danny Biran                           President of Koor                                  Israel
         President

12.    Ran Maidan                            Chief Financial Officer of Koor                    Israel
         Chief Financial Officer

13.    Aron Zuker                            Vice President of Koor                             Israel
         Vice President

14.    Shlomo Heller                         General Counsel and Corporate Secretary of         Israel
         General Counsel and
         Corporate Koor Secretary

15.    Fiona Darmon                          Vice President of Koor                             Israel and United
         Vice President Investor                                                                Kingdom
         Relations

Koor Corporate Venture Capital

           Set forth below is the name, current business address, the present principal occupation or employment and citizenship of each director and executive officer of Koor Corporate Venture Capital ("Koor "CVC"). Unless otherwise indicated, each person identified below is employed by Koor CVC. The principal address of Koor CVC, and unless otherwise indicated below, the current business address for each individual listed below, is 14 Hamelacha Street, Park Afek, Rosh Ha'ayin 48091, Israel.


   Name, Position with Koor CVC and                  Present Principal Occupation
           Business Address                                 or Employment                          Citizenship
----------------------------------------    -----------------------------------------------    ---------------------
1.     Jonathan Kolber                       Chief Executive Officer of Koor                    Israel
         Chairman

2.     Ran Maidan                            Chief Financial Officer of Koor                    Israel
         Chief Financial Officer

3.     Fiona Darmon                          Vice President, Investor Relations of Koor         Israel and United
         Partner                                                                                Kingdom